MASSIMO GROUP

3101 W Miller Road

Garland, TX 75041

March 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Massimo Group
Registration Statement on Form S-1
File No. 333-276095

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Massimo Group hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Tuesday, March 26, 2024, or as soon as practicable thereafter.

Very truly yours,

/s/ David Shan
David Shan
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP